PROSPECT CAPITAL CORPORATION
10 East 40th Street, 42nd Floor
New York, New York 10016

October 14, 2014

VIA EDGAR

Mr. Asen Parachkevov
Attorney Advisor
Ms. Sheila Stout
Staff Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
RE:    Registration Statement (333-199290) of Prospect Capital Corporation (the “Company”)

Dear Mr. Parachkevov and Ms. Stout:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company requests the withdrawal of the Company’s Registration Statement on Form N-2, File No. 333-199290, originally filed on October 14, 2014 (the “N-2 Registration Statement”). The Company has elected to withdraw the N-2 Registration Statement as it was inadvertently filed as a new Form N-2 instead of as a Registration Statement on Form N-2/A for File No. 333-198505.

If you have any questions regarding this application, please contact Eric F. Colandrea at (212) 448-1806.

Respectfully submitted,

/s/ Eric F. Colandrea

Eric F. Colandrea